Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,					NINE MONTHS ENDED JUNE 30,
	2003	2004	2005	2006	2007	2008
Earnings:
Earnings before income taxes (a)	$1,452	1,893	2,200	2,749	3,178	2,646
Fixed charges	322	311	323	313	361	263

Earnings, as defined	$1,774	2,204	2,523	3,062	3,539	2,909
Fixed Charges:
Interest expense	$246	234	243	225	261	188
One-third of all rents	76	77	80	88	100	75

Total fixed charges	$322	311	323	313	361	263

Ratio of Earnings to Fixed Charges	5.5x	7.1x	7.8x	9.8x	9.8x	11.0x

(a)
Represents earnings from continuing operations before income taxes, cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.